Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

May 31, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Matthew Derby, Staff Attorney

Re:	TimeFireVR, Inc. Preliminary Information Statement on PRE 14C Filed May 24, 2019 File No. 000-31587

Dear Mr. Derby:

We write on behalf of TimeFireVR, Inc. (the “Company”) in response to a comment by the United States Securities and Exchange Commission (the “Commission”) in its letter dated May 31, 2019, commenting on the Company’s Preliminary Information Statement on Schedule 14C filed May 24, 2019.

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Preliminary Information Statement

General

  It appears that the reverse stock split and name change proposals are necessary for you to complete your Share Exchange Agreement with Red Cat Propware, Inc. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 11 and Item 13. Alternatively, tell us why you believe you are not required to provide some or all of this information in accordance with Note A of Schedule 14A.

Response: As disclosed on the Company’s Current Report on Form 8-K filed May 16, 2019, the Company’s Share Exchange Agreement with Red Cat Propware, Inc. (the “SEA”) was closed on May 15, 2019. The transaction contemplated by SEA has been fully consummated. As disclosed in Items 1.01, 2.01, and 3.02 of the Current Report, the Company now owns 100% of the outstanding capital stock of Red Cat Propware, Inc., and all securities required to be issued under the SEA have been issued. The reverse split and name change are not necessary to conclude the SEA and, had these actions not been taken on May 24, 2019, the SEA would have remained a closed and fully-consummated transaction as of May 15, 2019, with no party having the right to rescind or otherwise un-wind the stock issuances and other transactions that were taken under the SEA on May 15.

As discussed in the Preliminary Schedule 14C, the purpose of the reverse split is to increase the Company’s stock price, a goal which the Company believes is important to improving the marketability and liquidity of it publicly-traded common stock. We also note that, until the Company’s stock price is increased, its common stock will remain ineligible for the OTCQB over-the-counter market tier. The purpose of the name-change is merely to better reflect the Company’s new business focus following the consummation of the SEA. Although the name change and reverse split are important to the Company for reasons of public and investor relations, these actions are not necessary to conclude the SEA, which has already been fully consummated and which would have remained so regardless of whether these actions were taken.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By:        /s/ Joe Laxague

Joe Laxague, Esq.